# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Benficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/01/2025
Amends the filing with accession number 0001193125-23-290730
Filed by CIK 0002002740
Persons authorized to receive notices and communications: Bain Capital SIP Invest., LP, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital SIP Investments, LP (CIK 0002002740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Benficial Interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: Bain Capital SIP Investments, LP
Residence or business address: To Come
Present principal occupation or employment: To Come
Criminal convictions in the last five years: To Come
Civil proceedings (securities laws) in the last five years: To Come
Citizenship: To Come

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To Come

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by adding the following:

The information included in Item 6 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date herof, the Reporting Person does not beneficially own any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date herof, the Reporting Person does not beneficially own any Common Shares.
Transactions in the class effected during the past sixty days: The information included in Item 6 is incorporated by reference herein. Execept as reported in Item 6, neither the Reporting Person, SIP GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To Come
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 1, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 1, 2025, the Reporting Person transferred 3,480,000 Common Shares to its affiliate, Bain Capital DCB Investments, LP, at a price of $25.00 per Common Share for an aggreagte of $87,000,000, pursuant to a Purchase, Sale and Transfer Agreement entered into beteen the parties.

## Signatures
- Bain Capital SIP Investments, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (02/04/2025)